Westcore Trust
1290 Broadway, Suite 1100
Denver, CO 80203

April 28, 2017

Via EDGAR Correspondence

Ms. Valerie Lithotomas
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Westcore Trust (the “Registrant”)
File Nos. 002-75677; 811-03373

Dear Ms. Lithotomas:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by you on April 5, 2017 to Post-Effective Amendment No. 95 (“PEA 95”), accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus Comments:

1.
Staff Comment: The Staff asked for confirmation that each of Westcore Small-Cap Growth Fund II, Westcore Large-Cap Dividend Fund, and Westcore Mid-Cap Value Dividend Fund II were subject to the appropriate Rule 35d-1 investment policies.

Registrant’s Response: The Registrant confirms that Westcore Small-Cap Growth Fund II invests at least eighty percent (80%) of the value of its net assets plus any borrowings for investment purposes in small capitalization companies; Westcore Large-Cap Dividend Fund invests, under normal circumstances, at least eighty percent (80%) of the value of its net assets, plus any borrowings for investment purposes, in stocks of large, well-established, dividend-paying companies, as measured at the time of purchase; and Westcore Mid-Cap Value Dividend Fund II invests at least eighty percent (80%) of the value of the Fund’s net assets, plus any borrowings for investment purposes, in medium-sized, dividend-paying companies. The Registrant believes that each Fund invests in the types of securities suggested by their respective names pursuant to Rule 35d-1.

2.	Staff Comment: The Staff noted that if the Funds are not subject to a 12b-1 plan, that the 12b-1 fees line item in the fee tables may be omitted.

Registrant’s Response: The Registrant acknowledges the comment, but believes that the current fee table disclosure which states “none” with respect to 12b-1 fees provides a useful reference to shareholders when reviewing the fee structures of the Funds.

3.
Staff Comment: If applicable, please include disclosure under the “Annual Fund Operating Expenses” table in the Summary Section for the Fund indicating that the Adviser may recoup certain fees waived or expenses reimbursed under the terms of the contractual waiver.

Registrant’s Response: Under the terms of its contractual arrangement with the Funds, the Adviser is not permitted to recoup waived or reimbursed fees.

4.
Staff Comment: In the Summary Section for each Fund, under the caption titled “Example,” please confirm that the Adviser’s agreement to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses is only reflected in the 1-year example, as applicable.

Registrant’s Response: The Registrant confirms that that the Adviser’s agreement to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses would only be reflected in the 1-year example, as applicable.

5.	Staff Comment: With respect to Westcore Small-Cap Growth Fund, please explain how the Russell 2000 Growth Index is an appropriate benchmark with respect to the Fund’s name.

Registrant’s Response: The SEC’s Frequently Asked Questions about Rule 35d-1 provide that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” See Frequently Asked Questions about Rule 35d-1, Question 6 (available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm). The Russell 2000 Growth Index measures the performance of the small-cap growth segment of the U.S. equity universe. It includes those Russell 2000 Index companies with higher price-to-value ratios and higher forecasted growth values. The Russell 2000 Growth Index is constructed to provide a comprehensive barometer for the small-cap growth segment. The Index is periodically reconstituted to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set and that the represented companies continue to reflect growth characteristics. As such, the Registrant believes the Russell 2000 Growth Index is generally considered to be a representation of the small-cap growth segment of the U.S. stock market and an appropriate benchmark for the Fund.

6.
Staff Comment: The Staff inquired with respect to Westcore Global Large-Cap Dividend Fund’s principal investment strategies, what sources (e.g., publications, indices) were used to determine that companies with a market capitalization of $5 billion are appropriately considered “large-cap” companies.

Registrant’s Response: The SEC’s Frequently Asked Questions about Rule 35d-1 provide that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” See Frequently Asked Questions about Rule 35d-1, Question 6. The Fund’s investment process uses a capitalization of $5 billion as the low end of its investment range. The S&P 500 Index, a benchmark of the Fund, is widely regarded as a leading gauge of large-cap U.S. equities. A market capitalization of $5 billion is above the lower boundary of what is currently used for inclusion in the index. As such, the Registrant believes that investment in companies with a market cap of at least $5 billion is appropriate for the Fund.

7.	Staff Comment: With respect to Westcore Mid-Cap Value Dividend Fund II, explain the applicability of the Indirect Foreign Exposure Risk factor.

Registrant’s Response: Although the Fund expects to only invest in securities of companies whose stock is traded on U.S. markets, investments in U.S.-traded securities that are organized under the laws of a foreign country or have significant business operations abroad may be impacted by certain foreign exposure risks indirectly. As such, the Registrant believes the risk factor is relevant with respect to the Fund.

8.	Staff Comment: With respect to Westcore Mid-Cap Value Dividend Fund II, explain the applicability of the small company risk within the Small- and Medium-Sized Company Risk factor.

Registrant’s Response: Although the Fund, under normal circumstances, invests at least eighty percent (80%) of the value of the Fund’s net assets, plus any borrowings for investment purposes, in medium-sized, dividend-paying companies, the Fund may also invest in small-sized companies. As such, the Registrant believes the risk factor is relevant with respect to the Fund.

9.
Staff Comment: Please confirm whether Westcore Mid-Cap Value Dividend Fund II and Westcore Smid-Cap Value Dividend Fund are subject to Rule 35d-1, as the Funds do not appear to be listed on page 18 with respect to the identification of Funds subject to Rule 35d-1.

Registrant’s Response: The Registrant confirms that Westcore Mid-Cap Value Dividend Fund II and Westcore Smid-Cap Value Dividend Fund are subject to Rule 35d-1, and the Funds are each listed on page 18 with respect to the identification of Funds subject to Rule 35d-1.

10.	Staff Comment: Please confirm whether Puerto Rico Risk should be a principal risk for the Westcore Colorado Tax-Exempt Fund.

Registrant’s Response: With respect to Puerto Rico investments, as of the annual report dated December 31, 2016, the Fund had a small (less than 5%) exposure to these types of securities. However, bearing in mind the growing attention to this particular territory and based on information from the Adviser, the Registrant believes that Puerto Rico Risk is not a principal risk of the Fund.

Statement of Additional Information Comment

11.
Staff Comment: The Staff requested that in the “Trustees” table under “Trustees and Officers” in the Statement of Additional Information, please modify the last column on the right to indicate “Other Directorships Held by Trustee During Past 5 Years.”

Registrant’s Response: Item 17(a)(1) of Form N-1A and Instruction 4 thereto require disclosure of “Other Directorships Held by Director,” in the present tense, without a reference to “during the past 5 years.” The Form does not require disclosure of other directorships held within the past 5 years. Accordingly, the Registrant respectfully declines to modify its disclosure in this regard.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 947-5968.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary of Westcore Trust

cc:	Jasper R. Frontz, Denver Investment Advisors LLC
Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP